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June 9, 2023

BY EDGAR

Mr. Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Berkshire Grey, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 2, 2023
File No. 001-39768
Schedule 13E-3 filed May 2, 2023 by Berkshire Grey, Inc., SoftBank Group Corp., SVF II BG (DE) LLC et al.
File No. 005-91900

Dear Mr. Hindin:

This letter (this “Response Letter”) is submitted on behalf of Berkshire Grey, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 1, 2023 (the “Comment Letter”) with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 2, 2023 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A filed on May 2, 2023 (the “Proxy Statement”). The Company is concurrently submitting Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E‑3”) and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which include changes in response to certain of the Staff’s comments. We have enclosed with this letter marked copies of the Amended Schedule 13E-3 and the Amended Proxy Statement, which reflect such changes.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Schedule 13E-3 or the Proxy Statement, as applicable, and page references in the responses below refer to the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Proxy Statement.

Reasons for the Merger, page 31

1.
Discussion in the “Background of the Merger” section of the proxy statement indicates Party A and Party D had expressed interest in engaging in a transaction with the Company, but other than a brief reference to Party A in the second to last bullet point on page 32, there is no disclosure regarding the outcome of the Company’s discussion with each of these parties. Please supplement the disclosure to provide this information.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 28, 29, 33 and 40 of the Amended Proxy Statement in response to the Staff’s comment.

2.
Given the disclosure on page 20 that Party A “is a significant stockholder and affiliate of the Company, with one representative on the Board,” please advise why the Company has not disclosed Party A’s identity.

Response: With respect to disclosing the identity of Party A, which is an affiliate of a publicly traded special purpose acquisition company that has not made any public disclosures regarding its discussions with the Company, referred to in the Amended Proxy Statement as SPAC A, the Company does not believe that disclosure of Party A’s identity would be material to a shareholder’s voting decision. First, neither Party A nor the Company completed their respective due diligence investigations, nor did the Company’s discussions with Party A reach the point of a definitive agreement or even a preliminary non-binding arrangement or understanding with respect to financial value or any other key terms. Accordingly, there was never any agreement with Party A for the Company’s shareholders to consider. Second, there is no transaction with Party A for the shareholders to consider now as an alternative to the proposed transaction with SoftBank, as Party A has not made any subsequent proposal to the Company and the Company has no reason to believe that Party A has any intention of making any such proposal. Finally, the Company has already disclosed that Party A is a significant stockholder and affiliate of the Company, with one representative on the Board, and has disclosed that, following discussions with various institutional investors, including Party A, to gauge their interest in a potential investment in the Company’s securities, these discussions did not ultimately result in terms more favorable to the Company than the Merger. As such, the Company does not believe that the identity of Party A is an important or material fact for shareholders in assessing how to vote on the proposed transaction with SoftBank.

3.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Softbank Entities have expressly adopted the analysis and resulting conclusion of the Board. However, it does not appear that such analysis includes the factor described in clause (viii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Board’s fairness determination. Please revise this section to include such factor. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Board and Softbank Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 36, 37 and 41 of the Amended Proxy Statement in response to the Staff’s comment.

Certain Effects of the Merger for Parent, page 50

4.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 51 of the Amended Proxy Statement in response to the Staff’s comment.

Unaudited Prospective Financial Information of the Company, page 52

5.	Disclosure on page 52 indicates that “the Company Projections reflect numerous estimates and assumptions…” Please revise to disclose such assumptions and quantify where practicable.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 53 of the Amended Proxy Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that in view of the assumptions relied upon by Management when preparing the Company Projections, it is not practicable to quantify or to give relative weights to the various assumptions.

Cautionary Statement Concerning Forward-Looking Information, page 93

6.
Disclosure in the last paragraph indicates that “[t]he Company undertakes no obligation to update or to revise any forward-looking statements.” Such statement is inconsistent with the Company’s obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii). Please revise accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 95 of the Amended Proxy Statement in response to the Staff’s comment.

Incorporation of Certain Documents By Reference, page 117

7.	Disclosure on page 117 states:
•
“We incorporate by reference into this proxy statement…any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement, and prior to the date of the Special Meeting…”

•
“We also incorporate by reference into this proxy statement, but not into the Schedule 13E-3, additional documents that the Company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement to the date of the Special Meeting.”

•
“Any statement contained in a document incorporated by reference into this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in this proxy statement or any other subsequently filed document that is incorporated by reference into this proxy statement modifies or supersedes the statement. The information incorporated by reference is considered to be a part of this proxy statement and, with respect to this proxy statement but not with respect to the Schedule 13E-3, later information that the Company files with the SEC will update and supersede that information.”

Note that neither Schedule 13E-3 nor Schedule 14A permits general “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise. See General Instruction F of Schedule 13E-3 and Note D of Schedule 14A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 119 of the Amended Proxy Statement in response to the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at mopper@goodwinlaw.com or (617) 570-8128.

Sincerely,

/s/ Mark S. Opper
Mark S. Opper

CC:         Thomas Wagner, Chairman and Chief Executive Officer
Mark Fidler, Chief Financial Officer
Christian Ehrbar, Vice President and General Counsel
Berkshire Grey, Inc.
John T. Haggerty
R. Kirkie Maswoswe
Goodwin Procter LLP
Kenneth A. Siegel
David P. Slotkin
Andrew P. Campbell
Morrison & Foerster LLP